

May 11, 2011

<u>Via E-mail</u>
Luisa Wert Serrano, Esq.
Evertec, Inc.
Cupey Center Building
Road 176, Kilometer 1.3
San Juan, Puerto Rico 00926

  Re: Evertec, Inc.
    Registration Statement on Form S-4
    Filed April 14, 2011
    File No. 333-173504

Dear Ms. Serrano:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note you are registering the exchange notes in reliance on the staff's position set forth in Exxon Capital Holdings Corp. (publicly available May 13, 1988), Morgan Stanley & Co. Inc. (publicly available June 5, 1991), and Shearman & Sterling (publicly available July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff's position contained in these no-action letters. Also, please include in your letter the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Risk Factors, page 24

We and our subsidiaries conduct business with financial institutions and/or card payment networks…," page 32

2.   We note disclosure that you and your subsidiaries conduct business with financial institutions and card payment networks in countries whose nationals including some of your customers' customers engage in transactions in sanctioned countries including Cuba. Please tell us whether the sanctioned countries to which you refer include Iran, Syria and Sudan.   Iran, Syria, Sudan and Cuba are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba whether through subsidiaries or other direct or indirect arrangements, including processing transactions by nationals or residents of these countries. Your response should describe any services or products you have provided to Iran, Syria, Sudan or Cuba and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria, Sudan or Cuba, or entities controlled by these governments.

3.   Please discuss the materiality of your contacts with Iran, Syria, Sudan or Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

4.   You disclose on page 33 that you stated to OFAC that "the rejection of credit card transactions involving Cuba for financial institutions operating in Venezuela … ceased completely on September 4, 2010." However, from the context of the statement it appears that after September 4, 2010, you and your former Venezuelan subsidiary no longer accepted credit card transactions involving Cuba for financial institutions operating in Venezuela. Please clarify whether on September 4, 2010, you and your former Venezuelan subsidiary completely stopped accepting, or again began accepting, credit card transactions involving Cuba for financial institutions operating in Venezuela.

5.   Please update the status of your internal investigations and related OFAC disclosures and any OFAC proceedings or information requests in this filing and in your subsequent periodic reports.

Signatures

6.   Please ensure that you have provided all required signatures for all co-registrants. In this regard, it appears the registration statement has not been signed by the chief financial officers and chief accounting officers of T.I.I Smart Solutions Inc. or TII Smart Solutions, Sociedad Anonima. Refer to Instructions to Signatures in the Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino at (202) 551-3456. Should you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Rosa A. Testani, Esq.
        Akin Gump Strauss Hauer & Feld LLP